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HAIPING LI *		PALO ALTO
RORY MCALPINE ♦		WASHINGTON, D.C.
CLIVE W. ROUGH ♦		WILMINGTON
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^ (ALSO ADMITTED IN CALIFORNIA)		BRUSSELS
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MOSCOW
REGISTERED FOREIGN LAWYERS		MUNICH
Z. JULIE GAO (CALIFORNIA)		PARIS
BRADLEY A. KLEIN (ILLINOIS)		SÃO PAULO
SEOUL
SHANGHAI
SINGAPORE
TOKYO
	June 13, 2018	TORONTO

VIA EDGAR

Barbara C. Jacobs, Assistant Director
Folake Ayoola, Special Counsel

Jeff Kauten, Attorney-Advisor

Craig Wilson, Senior Assistant Chief Accountant

Rebekah Lindsey, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                 Uxin Limited (CIK No. 0001729173)
Response to the Staff’s Comments on the Amendment No. 1 to
Registration Statement on Form F-1 Filed on June 1, 2018

Dear Ms. Jacobs, Ms. Ayoola, Mr. Kauten, Mr. Wilson, Ms. Lindsey:

On behalf of our client, Uxin Limited, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated June 6, 2018 on the Company’s amendment No. 1 to registration statement on Form F-1 filed on June 1, 2018 (the “Registration Statement”) and certain exhibits via EDGAR to the Commission for the initial public filing pursuant to the Jumpstart Our Business Startups Act (the “JOBS Act”).

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company respectfully advises the Staff that it will commence the marketing activities in connection with the offering on June 14, 2018 and expects to request acceleration of the effectiveness of the Registration Statement on or about June 26, 2018. The Company would appreciate the Staff’s continuing support and assistance.

Summary Consolidated Financial and Operating Data, page 10

1.                                      Please tell us how you concluded that the share grant to Mr. Kun Dai and the surrender of shares by a company controlled by Mr. Dai are directly attributable to the transaction or explain the basis for including them in the pro forma computation.  Refer to Rule 11-02(b)(6) of Regulation S-X.

The Company respectfully advises the Staff that, the two subsequent events related to a) the restricted shares issuance to Xin Gao Group controlled by Mr. Kun Dai occurred on May 14, 2018, and b) the surrender of shares by Xin Gao Group controlled by Mr. Kun Dai occurring on May 28, 2018 were disclosed in the footnote of the Company’s financial statements and the pro forma effects of both events have been reflected in the unaudited interim pro forma condensed balance sheet as of March 31, 2018, and were computed in the pro forma net loss per share for the three months period ended March 31, 2018.

In accordance with Rule 11-02(b)(6) of Regulation S-X, these pro forma adjustments have given effect to the impacts which are directly attributable to the transactions.  In particular, the pro forma adjustments resulted in the increase of both accumulated deficit and additional paid in capital (“APIC”) are directly attributable to the transaction of subsequent event a) as if the IPO had occurred on March 31, 2018. Likewise, the pro forma adjustments of a) the cancellation of the shares surrendered by Xin Gao Group and b) the reduction in APIC with c) the offset to the balance of loan receivable from related party are all directly attributable to the transaction in subsequent event b).

These adjustments of both events are factually supportable by the formal legal documents came into effective on their respective dates.  However, given both events are considered nonrecurring and shall not have any continuing impact on the Company, no pro forma condensed income statement is prepared in compliance with the Rule 11-02(b)(6).

The Company further respectfully advises the Staff that the subsequent event related to the restricted shares issuance is considered as significant distributions to the founder of the Company, Mr. Kun Dai, prior to anticipated closing of an IPO of the Company; therefore, pursuant to FRM 3420, a pro forma balance sheet reflecting such distribution accrual should be presented alongside the historical balance sheet.  Furthermore, the subsequent event related to the surrender of shares is considered as material reduction of permanent equity, therefore, according to FRM 3430 that guides pro forma presentation requirements in case of any changes in capitalization prior to anticipated closing of the IPO, if there is any material reduction of permanent equity subsequent to the date of the latest balance sheet, the filing should include a pro forma balance sheet presented alongside of the historical balance sheet giving effect to the change in the capitalization.

The Company believes that the pro forma financial information should provide readers and investors with meaningful information about the impact of both transactions by showing how they might have affected the Company’s historical financial statements if they had been consummated at an earlier time (i.e. March 31, 2018), as this information should illustrate the possible change in the Company’s equity and net loss per share.

2.                                      Clarify if the restricted shares disclosed in Note (2) on page 11 as issued and granted to “Mr. Kun Dai” on May 14, 2018 are the same shares disclosed in Note 31 on page F-138 as shares issued and granted to “Xin Gao Group” on May 14, 2018.  Please advise or revise.

The Company respectfully advises the Staff that it has revised the disclosure on page 13 of the Registration Statement to clarify that the restricted shares were issued and granted on May 14, 2018 to Xin Gao Group Limited, a British Virgin Islands company beneficially owned by Mr. Kun Dai through a trust and of which Mr. Kun Dai is the sole director.

Management’s Discussion and Analysis of Results of Operations and Financial Condition

Liquidity and Capital Resources

Investing Activities, page 107

3.                                      Your statement that net cash used in investing activities was primarily attributable to the proceeds from disposal of long term investments does not reflect the activities in your Unaudited Interim Condensed Consolidated Statements of Cash Flows on page F-79.  Please revise of advise.

The Company respectfully advises the Staff that it has revised the disclosure on page 111 of the Registration Statement to state that the net cash used in investing activities was primarily attributable to the increase in restricted cash of RMB 223.5 million (US$35.5 million) in the three months ended March 31, 2018, which in turn was attributable to the increase in the volume and amount of loans the Company facilitated.

Business

Our Platform and Services, page 133

4.                                      You disclose on page 136 that you ceased the practice of collecting interest on behalf of the financing partners since the second quarter of 2018.  Please discuss the expected impact on trends in your guarantee liability as you are now facilitating loans with a lower upfront payment, which may expose you to additional credit risk.  Please also describe additional steps you take in addition to your normal credit evaluation procedures, if any, to mitigate such risk.  Refer to Item 5.D of Form 20-F.

The Company respectfully advises the Staff that it has not changed its credit evaluation procedures after ceasing the practice of collecting interest on behalf of its financing partners in the second quarter of 2018. Whether or not the Company collects interest on behalf of its financing partners has no impact on prospective borrowers’ credit profiles, which the Company’s credit evaluation procedures assess.  Hence, the Company doesn’t consider it necessary to take additional credit assessment procedures. However, ceasing this practice may impact the Company’s ability to recover the amount of interest and loan principal due, in the event borrowers fail to repay. Accordingly, the Company has further revised the disclosure of risk factors on page 112 of the Registration Statement.

The Company will take into consideration such anticipated impact on past due loan recovery in its evaluation of guarantee liabilities from the second quarter of 2018 onwards.

Notes to Consolidated Financial Statements

Note 25. Share-Based Compensation, page F-58

5.                                      Please refer to our prior comments 4 and 5.  It means unclear how you determined that you anticipated the IPO to be complete within six months for the key management grants and recorded compensation under the probable notion in ASC 718 but simultaneously determined that an IPO was not probable for your preferred stock and employee stock grants.  Please provide additional information as to how you concluded different accounting treatment for each was necessary, including specific references to any accounting literature you relied on.

In response to the Staff’s comment, the Company respectfully further advises the Staff that it believes the accounting treatment to record compensation expense as of December 31, 2017, based upon the vesting conditions for the share based options granted to the key management, is appropriate. The vesting conditions for the options granted to the key management are different than the vesting condition for non-key management employees and preferred stock.

Accounting for the key management grants

As previously communicated, the vesting condition for the key management grants is based on the concept of an “anticipated” consummation of an IPO and therefore the determination of when the vesting provision is met is highly subjective. Management determined that a reasonable trigger would be to use the Company’s anticipated IPO timetable and therefore record compensation expense in December 2017, which was 6 months prior to the anticipated IPO consummation date.

Accounting for the non-key management grants and preferred stock

The vesting condition for the non-key management grantees and preferred shares are contingent upon an IPO. It is commonly understood that under ASC 718, a performance condition contingent upon an IPO is generally not within the control of the company and therefore compensation expense should not be recognized until the IPO occurs.

Although the Company believes that the accounting treatment for all the awards discussed above is appropriate based on their respective vesting conditions, the compensation expense recorded for the key management grants in December 2017 was not quantitatively or qualitatively material to the consolidated financial statements as for the year ended December 31, 2017. The Company expects that even if this charge were instead recorded upon the IPO, such charge would also be immaterial.

Unaudited Interim Condensed Consolidated Financial Statements

Note 31. Subsequent Events, page F-138

6.                                      Please revise to include an estimate of the financial statement impact of subsequent events.  For example, you disclose that you accelerated vesting for stock options and granted restricted shares that vest upon IPO to your CEO.  Refer to ASC 855-10-50-2.

The Company respectfully advises the Staff that it has updated the disclosure on page F140 for the impact of subsequent events wherever the estimations can be reasonably made.

7.                                      Please tell us how the May 14, 2018 issuance and grant of 17,742,890 restricted shares to Xin Gao Group for US $.0001 relate to the “Surrender Shares” used May 28, 2018 for the “Repayment Amount.”  Please reconcile the price paid for those shares to the “estimated settlement repayment per share price of US $3.68069” used to determine the number of shares surrendered to pay off the Xin Gao Group debt.  Tell us in greater detail how you valued and will account for each of the May 14th and May 28th transactions and the authoritative basis for your accounting.  In your response, specifically address why the estimated settlement repayment per share price is lower than the range of fair values used for stock based compensation as disclosed on page 120.  We may have further comment over the US $3.68069 estimated settlement repayment price once you have an estimated offering price or range.

The Company respectfully advises the Staff that the May 14, 2018 issuance and grant of 17,742,890 restricted shares to Xin Gao Group for US$0.0001 and the “Surrender Shares” used for the May 28, 2018 “Repayment Amount” are two separate matters for the following reasons:

a)             Different business purposes:

a.              The business purpose of the restricted shares grant was to reward the CEO for his performance that exceeds expectations.

b.              The business purpose of the share surrender was to have Mr. Kun Dai to fully repay his debts to the Company on fair terms.

b)             Different conditions:

a.              The vesting of the restricted shares is conditioned upon the consummation of the IPO.

b.              The share surrender for repayment is unconditional and the subject shares have been surrendered to the Company for cancellation.  To protect the Company’s interests, Mr. Dai is required to surrender additional shares if the IPO price is lower than the settlement price (but there will not be any adjustments if the IPO price is higher than the settlement price.)

c)              Different securities:

a.              The share awards granted to the CEO were restricted ordinary shares subject to vesting.

b.              The shares surrendered by Mr. Dai were comprised of 19,226,040 ordinary shares, 3,313,980 series A preferred shares and 8,424,970 series C-1 preferred shares.  These shares were issued to Mr. Dai previously at different times on different terms.

The Company respectfully advises the Staff that the following table sets out the reconciliation of the price per share for those Surrendered Shares to the “estimated settlement price per share of US $3.68069” used to determine the number of shares surrendered:

The amount due to the Company as at May 28, 2018

	Principal US$	Interest accrued till 05/28/2018 US$	Total US$
Xin Gao Group	17,711,251	3,268,941	20,980,191
Gao Li Group	56,500,000	2,415,833	58,915,833
Mr. Kun Dai	22,788,216	571,138	23,359,354
Additional loan to Mr. Kun Dai in May, 2018	10,711,784	5,355	10,717,139
Total settlement amount (a)	107,711,251	6,261,267	113,972,517

Ordinary shares surrendered			19,226,040
Series A preferred shares surrendered			3,313,980
Series C-1 preferred shares surrendered			8,424,970
Total shares surrendered(b)			30,964,990

Per share price(c=a/b)			3.68069

The Company respectfully advises the Staff that the May 14, 2018 grant of 17,742,890 restricted shares to Xin Gao Group is considered as share based compensation to Mr. Kun Dai according to ASC 718. The Company will record share based compensation expenses upon consummation of the IPO. The valuation of the share based compensation has been performed by a third-party appraiser taking into consideration the estimated IPO price range.

For the “Surrendered Shares” used on May 28, 2018 for the “Repayment Amount”, the accounting treatment will be 1) cancellation of the shares surrendered by Xin Gao Group and 2) reduction of APIC with 3) offset to the balance of loan receivable from related party.

The Company respectfully advises the Staff that the number of shares surrendered was calculated based on an estimated settlement price of US$3.68069 per share, which was the subscription price of the Company’s latest round of preferred share financing. The estimated settlement price is subject to further adjustment (described below) and agreed by all parties, which is on the conservative side for the benefits of the Company and is lower than the fair value for the purpose of calculating the stock based compensation. If the IPO price is lower than the settlement price, the Company will redeem and cancel additional shares held by Xin Gao Group immediately prior to the completion of the IPO in connection with the share surrender and loan settlement arrangement agreed between Mr. Kun Dai and the Company. The number of additional shares to be redeemed equals to the total settlement amount first divided by the IPO price minus the number of the surrender shares. However, there will be no adjustment if IPO price is equal to or higher than estimated settlement price per share.  The difference between the fair value and the price at which Mr. Kun Dai surrendered the shares will be recorded as his capital contribution to the Company.

*                                         *                                         *

If you have any questions regarding the Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:                                Kun Dai, Chief Executive Officer, Uxin Limited

Zhen Zeng, Chief Financial Officer, Uxin Limited

Will H. Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Derek Shao, Partner, PricewaterhouseCoopers Zhong Tian LLP

Li He, Partner, Davis Polk & Wardwell LLP

James C. Lin, Partner, Davis Polk & Wardwell LLP